Filed Under Rule 424(b)(3), Registration Statement No. 333-221261
Pricing Supplement Number 483 Dated Monday, April 8, 2019
(To: Prospectus Dated November 1, 2017 and Prospectus Supplement Dated November 3, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking
63743FJ56	[]	100%	1.350%	[]	Fixed	3.000%	MONTHLY	04/15/2025	05/15/2019	$2.25	Yes	Senior Unsecured Notes

Redemption Information: Non-Callable

National Rural Utilities Cooperative Finance Corp
Offering Dates: Monday, April 8, 2019 through Monday, April 15, 2019
Trade Date: Monday, April 15, 2019 @12:00 PM ETSettlement Date: Thursday, April 18, 2019 Minimum Denomination/Increments:$1,000.00/$1,000.00 Initial trades settle flat and clear SDFS: DTC Book Entry only DTC number: 0235 via RBC Dain Rauscher Inc.

Agents: Incapital, LLC, Citigroup, J.J.B. Hilliard, W.L. Lyons, Inc., Wells Fargo Advisors, RBC Capital Markets

If the maturity date or an interest payment date for any note is not a Business Day (as term is defined in Prospectus), principal, premium, if any, and interest for that note is paid on the next Business Day, and no interest will accrue from, and after, the maturity date or interest payment date.

InterNotes® is a registered trademark of Incapital Holdings, LLC. All rights reserved.
National Rural Utilities Cooperative Finance Corp Prospectus Dated November 1, 2017

Material U.S. Federal Income Tax Considerations

The disclosure in the Prospectus Supplement dated November 3, 2017 (the "Prospectus Supplement") relating to the Prospectus dated November 1, 2017 (the "Base Prospectus" and together with the Prospectus Supplement the "Prospectus") in the section titled "Material U.S. Federal Income Tax Considerations" beginning on page S-26 under the subsection titled "General" on page S-26 is amended and restated as follows:

"General

This section summarizes the material U.S. tax considerations to holders of the notes. However, the discussion is limited in the following ways:

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The discussion only covers you if you buy your notes in the initial offering of a particular issuance of notes.

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The discussion only covers you if you hold your notes as a capital asset (generally, for investment purposes), your ?functional currency? is the U.S. dollar (if you are a U.S. holder) and you do not have a special tax status, such as an accrued basis taxpayer subject to special rules as a result of your use of financial statements.

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The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of the notes, such as your holding the notes in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding the notes in your particular situation.

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The discussion does not cover you if you are a partner in a partnership (or an entity treated as a partnership for U.S. tax purposes). If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding the notes, we suggest that you consult your tax advisor.

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The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

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The discussion does not cover state, local or foreign law, and, except for the U.S. federal estate tax consequences discussed below with respect to Non-U.S. holders, does not cover any U.S. federal tax consequences other than income tax consequences.

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This discussion does not cover the Medicare tax that may be imposed on the "net investment income" of U.S. holders that are individuals, estates or trusts.

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The discussion does not cover every type of notes that we might issue. If we intend to issue notes of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the notes.

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We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying notes, we suggest that you consult your tax advisors about the tax consequences of holding the notes in your particular situation."

The disclosure in the Prospectus Supplement in the section titled "Material U.S. Federal Income Tax Considerations" beginning on page S-26 in the subsection titled "Tax Consequences to Non-U.S. Holders" under the caption titled "Withholdable Payments to Foreign Financial Entities and Other Foreign Entities on the Notes" on page S-33 is amended and restated as follows:

"The Foreign Account Tax Compliance Act ("FATCA") imposes a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. FATCA withholding currently applies to payments of interest on notes. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of this legislation on their investment in the notes."